
Mail Stop 4720

May 25, 2016

Nathan Stasko
President and Chief Executive Officer
Novan, Inc.
4222 Emperor Boulevard, Suite 200
Durham, NC 27703

> **Re: Novan, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 13, 2016**
> **CIK No. 0001467154**

Dear Mr. Stasko:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business
SB204 for the Treatment of Acne Vulgaris, page 85

1.   We note your revised disclosure on page 95 providing maximum severities for dryness and scaling for topical retinoid products. Please also disclose the maximum severities for erythema, itching and burning/stinging.

Management, page 126

2.   Refer to your revised disclosure regarding director independence on page 127. Please clarify whether Richard Peterson, Brian Johnson, M. Joyce Rico and Jeff N. Hunter are also directors in addition to executive officers.

<u>Certain Relationships and Related Party Transactions, page 143</u>

3.   We refer to your new disclosure on page 144 regarding the Stock Sale and Purchase Agreement with Mr. Stasko. Please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

You may contact Vanessa Robertson at 202-551- 3649 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Wesley C. Holmes, Latham & Watkins LLP